[AKERNA LETTERHEAD]

July 5, 2023

Division of Corporation Finance
Office of Crypto Assets

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 20, 2023
Akerna Corp.
Registration Statement on Form S-4
Filed May 12, 2023
File No. 333-271857

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated the June 20, 2023 (the “Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-4 (the “Registration Statement”) of Akerna Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

In connection with our responses we have filed a Pre-Effective Amendment No. 1 on Form S-4/A (“Amendment No.1 to Form S-4”) which contains amendments to address the Staff’s comments where appropriate as detailed in our responses below.

Our responses are as follows:

Registration Statement on Form S-4 General

Staff Comment No. 1

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing Gryphon’s business, financial condition and results of operations, including any material impact from the price volatility of crypto assets.

Company Response

1.	We have amended the disclosure in Amendment No. 1 to Form S-4 by adding additional risk factors to address this comment on page 50 thereof.

Division of Corporate Finance

July 5, 2023

Staff Comment No. 2

2.	Please file your form of proxy card with the next amendment.

Company Response

2.	We have revised to add the form of proxy card to Amendment No. 1 to Form S-4.

Cover Page

Staff Comment No. 3

3.	Please revise your cover page to disclose the estimated exchange ratio of Akerna common shares for each Gryphon common share and preferred share.

Company Response

3.	We have revised the cover letter to stockholders in Amendment No. 1 to Form S-4 to disclose the estimated exchange ratio of Akerna common shares for each Gryphon common share and preferred share and the assumptions related to such estimate.

Prospectus Summary, page 1

Staff Comment No. 4

4.	Please revise your prospectus summary and risk factors to highlight the auditor’s explanatory paragraph regarding Gryphon’s ability to continue as a going concern and describe the material risks associated with the going concern opinion.

Company Response

4.	We have revised the disclosures in Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 57.

MJ Acquisition Corp., page 3

Staff Comment No. 5

5.	Please revise your disclosure in the prospectus summary to more clearly disclose the relationship between the entities you reference (e.g., Alleaves and MJ Acquisition Corp.).

Company Response

5.	We have revised the disclosure in the prospectus summary in Amendment No. 1 to Form S-4 to provide additional disclosure regarding the nature of the relationship between Alleaves and MJ Acquisition Corp. based on information provided to us by MJ Acquisition Corp on page 3 thereof.

Division of Corporate Finance

July 5, 2023

The Transactions, page 3

Staff Comment No. 6

6.	Please revise to provide illustrative examples regarding the Merger Consideration that Gryphon shareholders will receive. Also please illustrate how the value of the Merger Consideration may fluctuate over time.

Company Response

6.	We have revised the disclosure in Amendment No. 1 to Form S-4 to provide these illustrative examples and the describe the various assumptions related thereto on pages 115-117 thereof.

Akerna Reasons for the Transactions..., page 4

Staff Comment No. 7

7.	We note your disclosure at the bottom of page 5 regarding several factors considered by the Gryphon Board in approving the Merger Agreement, including the exchange ratio to be paid by Akerna and the related anticipated allocation of the equity interests of the combined company. Please revise to quantify these items.

Company Response

7.	We have revised the disclosure in Amendment No. 1 to Form S-4 to quantify these items on page 5 thereof.

Opinion of Akerna’s Financial Advisor, page 6

Staff Comment No. 8

8.	Please disclose what consideration, if any, was given to obtaining a new fairness opinion, which contemplates the fairness of the current terms of the transaction on which shareholders are voting, including the Sale Transaction with MJ Acquisition. Please further revise your disclosure to clearly and prominently state that JMP has not updated its fairness opinion to reflect the current terms of the transaction.

Company Response

8.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to address this comment on pages 6-7 thereof. We have added a prominent disclosure in Amendment No. 1 to Form S-4 of the fact that JMP has not updated its fairness opinion to reflect the current terms of the transaction on page 7 thereof.

Division of Corporate Finance

July 5, 2023

Risk Factors, page 23

Staff Comment No. 9

9.	To the extent material, discuss any reputational harm Gryphon or the combined company may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how Gryphon’s business is perceived by customers, counterparties, and regulators, and whether there is a material impact on operations or financial condition.

Company Response

9.	We have revised disclosure in the Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 67 thereof.

Staff Comment No. 10

10.	Describe any material risks to the post-merger business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on Gryphon’s business, financial condition, and results of operations.

Company Response

10.	We have revised disclosure in the Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 67 thereof.

Staff Comment No. 11

11.	Describe any material risks Gryphon or the combined company faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Company Response

11.	We have revised disclosure in the Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 67 thereof.

Staff Comment No. 12

12.	To the extent material, describe any gaps identified by the parties’ boards or management with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Company Response

12.	We have revised disclosure in Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 70 thereof.

Division of Corporate Finance

July 5, 2023

Staff Comment No. 13

13.	Describe any material financing, liquidity, or other risks Gryphon or the combined company faces related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

Company Response

13.	We advise the Staff that as of March 31, 2023, Gryphon has one material outstanding financing agreement for approximately $13.2 million classified as Notes Payable on the balance sheet. Pursuant to the terms of the Equipment Loan and Security Agreement dated May 25, 2022 and amended on March 29, 2023, the financing as well as the payback of the note is denominated in Bitcoin and not U.S. fiat dollars. The note is collateralized by 7,200 Bitcoin mining machines. As the note is denominated in Bitcoin, Gryphon does not believe that the current crypto asset market disruption has any direct or indirect impact on the value of Bitcoin used as collateral. To the extent Gryphon were to fail to comply with the financial covenant requiring 110% coverage, Gryphon is entitled to supplement the posted collateral with Bitcoin, US dollars, additional equipment, or other agreed upon collateral to satisfy any shortfall. As such, Gryphon does not believe that it faces any financing, liquidity, or other risks due to the crypto asset market disruption.

Staff Comment No. 14

14.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.
●	Risk of loss of customer demand for your products and services.
●	Financing risk, including equity and debt financing.
●	Risk of increased losses or impairments in your investments or other assets.
●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
●	Risks from price declines or price volatility of crypto assets.

Company Response

14.	We have revised disclosure in Amendment No. 1 to Form S-4 to include additional risk factors to address this comment on page 50 thereof.

Gryphon’s bitcoin may be subject to loss, theft or restriction on access, page 56

Staff Comment No. 15

15.	Please revise here and/or elsewhere in the filing to disclose who holds the private keys associated with your crypto asset wallets, how they are stored and the precautions that are taken to keep them secure, and the security processes and procedures you have in place for withdrawing or transferring Bitcoin from those wallets.

Company Response

15.	We have revised disclosure in the Amendment No. 1 to Form S-4 to address this comment on pages 59 and 222.

Division of Corporate Finance

July 5, 2023

There is no one unifying principle governing the regulatory status of cryptocurrency, page 64

Staff Comment No. 16

16.	Disclosure in the last paragraph of this risk factor states that “[t]o the extent that Gryphon may determine in the future to expand its business by acquiring digital assets other than bitcoin, Gryphon will set up internal processes to determine whether such digital assets are securities within the meaning of the U.S. federal securities laws.” Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets you mine or otherwise acquire (whether as payment or through direct purchases) are securities within the meaning of the U.S. federal securities laws. In this regard, we note your disclosure on pages 208 and F-58 that in 2021, Gryphon received crypto assets (Bitcoin, Ethereum, DAI, and USDT) from the private placement of its common stock and series seed II preferred stock in the amount of $1,374,000. Expand your risk factor to address the risks associated with your process for making such an assessment, as well as the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment, including the specific risks inherent in your business model that may necessitate corrective measures as a result of judicial or regulatory actions. Prominently disclose this risk in the Summary.

Company Response

16.	We have revised disclosure in the Amendment No. 1 to Form S-4 to address this comment on page 68.

The Transactions, page 80

Staff Comment No. 17

17.	Please revise this section to provide greater detail regarding the background of the transactions, including the strategic alternatives considered by the Akerna Board, how negotiations of the transactions began, and how key transaction terms were negotiated and resolved. In particular, please revise to describe the following:

a.	Refer to disclosure on page 81 that Akerna entered 21 non-disclosure agreements based on outreach to 36 potential strategic partners. Please summarize any material developments from these agreements and clarify whether any potential indications of interest were received. Also please disclose any proposed criteria the Akerna Board determined it would use to evaluate the same. Furthermore, please clarify why the Akerna Board decided to pursue transactions with Gryphon and POSaBIT rather than the “other interested parties” that were discussed at the October 18, 2022 board meeting.

Division of Corporate Finance

July 5, 2023

b.	Revise the background section to provide further information regarding Akerna’s negotiations of the exchange ratio with Gryphon. In this regard, please revise to disclose: (i) the potential deal valuations and mechanics discussed on the September 27, 2022 call between Akerna management and JMP’s representatives; (ii) the material terms of the “initial term sheet from Gryphon” discussed on the October 11, 2022 call; and (iii) any material differences between the terms of the initial term sheet, the October 20, 2022 term sheet and the definitive Merger Agreement. Please also revise this section to address similar disclosures as they relate to Akerna’s negotiations with each of POSaBIT and Alleaves with respect to the purchase agreements.

Company Response

17.	We have revised the disclosure in the Amendment No. 1 to Form S-4 in the “Background to the Transaction” section to provide greater detail regarding the above noted items.

Akerna’s Financial Projections, page 93

Staff Comment No. 18

18.	In the second paragraph of this section you state, “Akerna does not warrant the accuracy, reliability, appropriateness or completeness of the financial projections to anyone.” While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate this disclaimer.

Company Response

18.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to remove this disclaimer.

Staff Comment No. 19

19.	We note the language in the second and third paragraphs of this section that Akerna’s financial projections “should not be looked upon as ‘guidance’ of any sort” and cautioning investors not to rely on such projections in making a decision regarding the transaction. These statements unduly limit an investor’s reliance on the proxy statement disclosures. Please remove or revise as appropriate.

Company Response

19.	We have revised the disclosure in Amendment No. 1 to Form S-4 to remove the second sentence and to revise the third sentence to note that investors should use caution in relying on the financial projections.

Division of Corporate Finance

July 5, 2023

Opinion of Akerna’s Financial Advisor, page 95

Staff Comment No. 20

20.	We note your disclosure on page 102 that JMP’s fee includes $1,000,000 payable only if the POSaBIT Sale Transaction and the Merger are consummated. Noting that the POSaBIT Sale Transaction has been terminated, please revise to provide an estimate of the fees that remain payable if the Merger is consummated.

Company Response

20.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to clarify that the $1,000,000 fee payable to JMP is payable upon consummation of any transaction involving a majority of the business, assets or equity interests of
Akerna and that JMP is reimbursable, regardless of whether a transaction is consummated, for its reasonable costs and expenses and legal fees of up to $150,000.

Staff Comment No. 21

21.	We note that Gryphon provided certain financial projections to JMP and that JMP relied upon these financial projections in preparing its fairness opinion. Please disclose the financial projections provided by Gryphon to JMP or explain why such information is not material to shareholders.

Company Response

21.	We have revised disclosure in the Amendment No. 1 to Form S-4 to address this comment on page 101 to provide Gryphon’s financial projections.

Material U.S. Federal Income Tax Consequences of the Merger, page 103

Staff Comment No. 22

22.	We note your disclosure that the parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and your statement on page 104 that “no opinion of counsel has been issued with respect to the tax consequences of the Merger.” Please file a tax opinion as an exhibit to your registration statement that addresses the material tax consequences to shareholders or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III of Staff Legal Bulletin No. 19.

Company Response

22.	We have revised the disclosure under the “Material U.S. Federal Income Tax Consequences of the Merger” section on page 111 in the Amendment No. 1 to Form S-4 and advise that Staff that a tax opinion will be filed as an exhibit to a future amendment to the Amendment No. 1 to Form S-4.

Division of Corporate Finance

July 5, 2023

Matters Being Submitted To a Vote of Akerna Stockholders Proposal No. 1: Merger, page 147

Staff Comment No. 23

23.	Revise to cross reference the section(s) describing the material aspects of the Merger and Merger Agreement.

Company Response

23.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to added cross references to the section(s) describing the material aspects of the Merger and the Merger Agreement.

Gryphon’s Business, page 199

Staff Comment No. 24

24.	We note you started incurring a fee related to your participation in the Foundry USA Pool of 0.43% based on your deployed hashrate. Please discuss how this will affect your business going forward, including discussion in MD&A to the extent necessary and material. Refer to Item 303(a) of Regulation S-K.

Company Response

24.	The fee mentioned of 0.43% based on the deployed hashrate contributed to the Foundry USA Pool was not effective until April 19, 2023. As such, for the year ended December 31, 2022 and three month period ending March 31, 2023, Gryphon did not incur any fees related to participating in the Foundry USA Pool. Gryphon reviewed the tiered fee structure sent to Gryphon by Foundry (which range from 0.15% to 1.73% depending on contributed hashrate) and based on the 2023 projections of hashrate contributed by Gryphon, Gryphon would incur an average fee of 0.43% for the period of April 19, 2023 through December 31, 2023 with the assumption of contributed hashrate of 1,000 petahash to 1,999 petahash. This fee does not represent a quantitatively material amount of fees to be paid in relation to the revenues generated or cost of revenues incurred. As such, no discussion of such fee is required by Item 303(a) of Regulation S-K under the MD&A section.

Staff Comment No. 25

25.	To the extent material, please discuss how the bankruptcies of companies in crypto asset- related businesses and the downstream effects of those bankruptcies have impacted or may impact Gryphon’s or the combined company’s business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Gryphon has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

Company Response

25.	We have revised disclosure in the Amendment No. 1 to Form S-4 to address this comment on page 50 of the Amendment No.1 to Form S-4.

Division of Corporate Finance

July 5, 2023

Staff Comment No. 26

26.	If material to an understanding of Gryphon’s business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets, known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
●	Have the crypto assets of their customers unaccounted for.
●	Have experienced material corporate compliance failures.

Company Response

26.	We have revised disclosure in the Amendment No. 1 to Form S-4 to address this comment on page 50 of the Amendment No.1 to Form S-4.

Staff Comment No. 27

27.	If material to an understanding of Gryphon’s business, discuss any steps it takes to safeguard the crypto assets of third parties and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures Gryphon has regarding the commingling of assets, including its assets, and those of affiliates or third parties. Identify what material changes, if any, have been made to Gryphon’s processes in light of the current crypto asset market disruption. Describe any material risks related to safeguarding Gryphon’s, its affiliates’, or third parties’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Company Response

27.	We have revised the disclosures to include additional risk factors on page 59 and disclosure on page 219 and 220 of Amendment No.1 to Form S-4.

Staff Comment No. 28

28.	We note that Gryphon’s miners are located in New York, Georgia and North Carolina. Please disclose the percentage of miners that are located in each state and revise your risk factors section to address the concentration of miners in the same region of the U.S. and the concentration of miners in a single state, as appropriate.

Company Response

28.	We have revised the disclosures to include additional risk factors on page 63 of Amendment No.1 to Form S-4.

Division of Corporate Finance

July 5, 2023

Bitcoin Mining Economics, page 201

Staff Comment No. 29

29.	Please discuss the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any. Discuss in greater detail the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations.

Company Response

29.	We have revised the disclosures to include additional risk factors on page 53 and disclosure on page 215 of Amendment No.1 to Form S-4.

Operational Strategy, page 205

Staff Comment No. 30

30.	On page 206, you disclose that Gryphon currently participates in a single mining pool called Foundry USA Pool. Please revise to briefly discuss the mechanics of how revenues are split in the Foundry USA Pool in which Gryphon participates.

Also please revise to disclose:

a.	the material terms of Gryphon’s agreement with Foundry USA Pool and file the same as an exhibit to your registration statement;

b.	the percentage of Gryphon’s Bitcoin hashing power that it contributes to Foundry USA Pool;

c.	the total hashing power of the Foundry USA Pool and the percentage thereof contributed by Gryphon’s miners;

d.	how the Foundry USA Pool holds Gryphon’s proportion of mining rewards and the duration thereof; and

e.	whether the pool operator has insurance for theft or loss and the risks associated with transferring crypto assets.

Company Response

30.	We have revised the disclosures on page 221 and 222 of Amendment No.1 to Form S-4 to address each item of the Staff’s comment above.

Staff Comment No. 31

31.	You disclose that Gryphon’s policy is to sell its Bitcoin or other crypto assets for fiat currency, with the exception of the amount required to service the agreement with Anchorage. Please revise to discuss: (i) the average period between receipt of your crypto assets and the subsequent conversion into fiat currency; and (ii) any risks to your liquidity caused by volatility in cryptocurrency pricing.

Company Response

31.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to provide disclosure on Gryphon’s policy on pages 50 and 222 thereof. Gryphon’s policy is to sell its bitcoin or other digital assets for fiat currency, with the exception of the amount required to service the agreement with Anchorage described above. Gryphon typically converts its mined bitcoin into fiat currency through BitGo Prime LLC (“BitGo Prime”) on average within a 24 hour time frame of receipt in order to pay for operating expenditures. BitGo Prime charges Gryphon no fees for such conversion other than a nominal wire transfer fee associated with the wire of fiat currency to Gryphon’s account.

Division of Corporate Finance

July 5, 2023

Staff Comment No. 32

32.	Refer to your disclosure that Gryphon converts mined Bitcoin into fiat currency through BitGo Prime LLC. Revise to disclose the material terms of the BitGo Prime agreement and file the agreement as an exhibit or advise.

Company Response

32.	We have revised the disclosures on page 222 Amendment No.1 to Form S-4 and filed the Electronic Trading Agreement between BitGo Prime and Gryphon, dated October 5, 2021 as Exhibit 10.63 to Amendment No.1 to Form S-4.

Staff Comment No. 33

33.	With a view towards revised disclosure, please advise whether Gryphon is dependent on any platform (e.g., BitGo Prime) to liquidate its bitcoin or convert it into fiat currency. Address Gryphon’s reliance on any such platform, including the potential impact of the platform limiting its services as a result of recent crypto market events.

Company Response

33.	Gryphon is not dependent on BitGo Prime or any such platform to liquidate its bitcoin or convert it into fiat currency. While a small percentage of platforms have limited their services as a result of recent crypto market events, Gryphon in no way anticipates that these limitations of services will materially impact Gryphon’s ability to liquidate its bitcoin or convert it into fiat currency. There are a myriad of platforms currently offering full services, and Gryphon does not expect this to change in the near future. Gryphon can and will use multiple of these platforms to liquidate or convert its bitcoin as necessary.

Staff Comment No. 34

34.	We note your disclosure on page 206 that BitGo Trust serves as the custodian for Gryphon’s crypto asset holdings. However, we also note your disclosure on page 56 that “Gryphon expects to hold all of its bitcoin in a combination of insured institutional custody services and multisignature cold storage wallets, ...Gryphon utilizes hot wallets on exchanges to liquidate daily mining rewards.” Please revise to clarify your custody procedures and arrangements, including:

●	The identity of each of your third-party custodians or custody services;

●	Quantified disclosure regarding the respective portions of your crypto asset balance held by each custodian or custody service;

●	A description of each custodian’s insurance, the degree to which such policies provide coverage for the loss or theft of your crypto assets and any exclusions or limitations on coverage;

Division of Corporate Finance

July 5, 2023

●	The material terms of any related agreements, including:

o	Term and termination provisions;

o	In what manner the relevant custodian is required to store your crypto assets, including: (i) what security precautions the custodian is required to undertake,
o	Whether it is contractually required to hold your crypto assets in cold storage, and if so, what portion of your Bitcoin or other crypto assets are held in hot wallets and cold wallets and (iii) the geographic location where crypto assets are held in cold wallets;
o	Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the third-party custodian(s); and
o	Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.

Company Response

34.	Gryphon uses no third party custodians or custody services other than BitGo Trust and that the Company has revised its disclosures on page 218 of Amendment No.1 to Form S-4 to clarify Gryphon’s custody procedures and arrangements with BitGo Trust.

Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 208

Staff Comment No. 35

35.	Please revise to include a breakeven analysis for Gryphon’s mining operations or any other crypto assets that it earns or mines that compares the cost to earn or mine one crypto asset with the value of the crypto asset. Please provide a discussion of how Gryphon expects the Merger to impact its breakeven analysis in the future.

Company Response

35.	We have revised the disclosures on page 225 and 226 Amendment No.1 to Form S-4 to include a breakeven analysis for Gryphon’s mining operations. The Merger will have no impact on Gryphon’s breakeven analysis.

Division of Corporate Finance

July 5, 2023

Staff Comment No. 36

36.	We note that Gryphon owns and/or holds crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Gryphon or its affiliates is a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of Gryphon’s relationship for loans with parties other than third- parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Company Response

36.	None of the crypto assets Gryphon owns and/or holds on behalf of third parties serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Gryphon or its affiliates is a party. Therefore we believe that no change in the disclosure is required.

Anchorage Loan Agreement, page 209

Staff Comment No. 37

37.	Please expand your disclosure to clarify the business purpose of Gryphon entering into a Bitcoin loan agreement with Anchorage Lending CA, LLC. Discuss the risks associated with the Bitcoin loan agreement due to, among other things, the volatility in the price of Bitcoin. Disclose whether Gryphon intends to enter into similar loan agreements in future periods.

Company Response

37.	We have revised the disclosures on page 227 of Amendment No.1 to Form S-4. Please also refer to the Company’s response to Staff Comment No. 13.

Components of Gryphon’s Results of Operations, page 211

Staff Comment No. 38

38.	Please revise your next amendment to break out the material components of expense categories within General and Administrative. Consider using a tabular format to the extent it would be helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC Release 33-8350.

Division of Corporate Finance

July 5, 2023

Company Response

38.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to add the table explanations for each material balance on page 232 thereof.

Staff Comment No. 39

39.	Please revise your next amendment to break out the material components of Other Income (Expense). Consider using a tabular format to the extent it would be helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC Release 33-8350.

Company Response

39.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to add, in paragraph format, an explanation for each of the material amounts.

Critical Accounting Policies and Estimates, page 216

Staff Comment No. 40

40.	Please remove your disclosure on page 219 in your next amendment that, “there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held.” We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

Company Response

40.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to remove this sentence. It was inadvertently included.

Management Following the Merger

Executive Officers and Directors of the Combined Company Following the Merger, page 223

Staff Comment No. 41

41.	Please file the consents of Robert Chang, Brittany Kaiser, Heather Cox and Steve Gutterman as exhibits to the registration statement, as required by Rule 438 of Regulation C.

Company Response

41.	We have included in the Amendment No. 1 to Form S-4 with the required consents.

Unaudited Pro Forma Condensed Combined Financial Information, page 244

Staff Comment No. 42

Division of Corporate Finance

July 5, 2023

42.	We note the inclusion of the Management Adjustment (b) for the wind-down of the Viridian, Trellis, and Solo businesses and the presentation in a separate column on the face of the Pro Forma Balance Sheet and Statement of Operations. Please revise to present only in the Notes to the Pro Formas in your next amendment, or advise us otherwise. Refer to Rule 11-02(a)(7)(ii)(A) in Regulation S-X.

Company Response

42.	We have revised the unaudited pro forma condensed financial information in Amendment No. 1 to the S-4 to move the Management Adjustment for the wind-down to the Notes to the Pro Formas on pages 273-274 thereof .

Notes to the Consolidated Financial Statements Gryphon Digital Mining Inc.

Consolidated Statements of Operations for the Years Ended December 31, 2022 and 2021, page F-44

Staff Comment No. 43

43.	We note you recorded unrealized loss on marketable securities of $1.5 million in 2022. Please tell us if you determined that this loss was due to an other-than-temporary impairment of the security and how your accounting complies with ASC 320.

Company Response

43.	The marketable security is the common stock of Sphere 3D, which is a reporting company as such a marketable equity security, which is not subject to other-than-temporary impairment under ASC 323. ASC 320-10-35-17 defines that other-than-temporary impairment relates to debt securities.

Note 1 - Organization and Summary of Significant Accounting Policies Accounts Receivable, page F-51

Staff Comment No. 44

44.	Please expand your disclosure related to ‘Accounts Receivable’ to provide the following:

●	the specific GAAP guidance you followed to form your accounting policy for your
o	allowance for doubtful accounts;
●	if you have had any receivables charged-off in the periods presented; and
●	your charge-off policy under ASC 310-10-35-41

Division of Corporate Finance

July 5, 2023

Company Response

44.	As disclosed in Note 1 “Accounts Receivable”, Gryphon disclosed that the accounts receivable as of December 31, 2022 and 2021, are dollar amounts held in Gryphon’s BitGo Wallet due to a timing difference as to when the BTC coins were sold, and the cash was transferred from the BitGo wallet into Gryphon’s bank account. As such the accounts receivable as of December 31, 2020 and 2021 were deemed collectible and were transferred into Gryphon’s bank accounts in the subsequent periods.

Gryphon’s accounting policy for cash is to consider cash amounts deposited with banks or other financial institutions, and short-term highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents, which is consistent with the definition of cash and cash equivalents as defined in the Master Glossary for ASC 230 – Statement of Cashflows and as defined in ASC 320-10-20. Since BitGo is not considered to be a financial institution, the amounts held in the BitGo wallet are not considered to be securities, and the cash amounts held in the BitGo wallet were not classified as cash and equivalents.

We believe that the Staff’s request for additional disclosures for the allowance for doubtful accounts would not provide additional clarity to the reader of the financial statements given the nature of the account balance, as explained above.

Digital Assets Held for Other Parties, page F-51

Staff Comment No. 45

45.	We note your disclosure and liability for digital assets held for other parties in accordance with SAB 121. Please tell us, and revise your next amendment, to discuss and disclose the following related to this liability:

●	the specific type of safeguarding activities you are involved in that resulted in the liability;
●	the party (parties) that holds the cryptographic key information, maintains the internal recordkeeping of those assets, and it obligated to secure the assets and protect them from loss or theft;
●	the significant risks and uncertainties associated with safeguarding crypto assets, including the risks of loss associated with these activities; and
●	fair value disclosures as required by ASC 820-10-50 disclosing the valuation techniques, assumptions, judgments, and estimates used to determine the liability.

Company Response

45.	As to the first three bullet points, the Company has disclosed in Gryphon’s financial statements for the three months ended March 31, 2023 and 2022, Note 8 – Commitments and Contingencies “Sphere 3D MSA” as follows:

“The cryptocurrency earned from the Sphere 3D’s mining operations is held in a wallet, in which the Company holds the cryptographic key information and maintains the internal recordkeeping of the cryptocurrency. The Company’s contractual arrangements state that Sphere 3D retains legal ownership of the cryptocurrency; has the right to sell, pledge, or transfer the cryptocurrency; and benefits from the rewards and bears the risks associated with the ownership, including as a result of any cryptocurrency price fluctuations. The Sphere also bears the risk of loss as a result of fraud or theft unless the loss was caused by the Company’s gross negligence or the Company’s wilful misconduct. The Company does not use any of the cryptocurrency resulting from the Sphere 3D MSA as collateral for any of the Company’s loans or other financing arrangements, nor does it lend, or pledge cryptocurrency held for Sphere.”

Division of Corporate Finance

July 5, 2023

The Company believes that the above disclosure address each of the required disclosures as outlined in SEC Staff’s bullet points and the requirements of SAB 121.

As to the fourth bullet point:

The fair value is calculated on each reporting date by multiplying the number of digital assets held, times the closing price for Bitcoin on the measurement date. Gryphon has determined that the most conservative market indicator for fair value is the lowest daily trading price as reported by Yahoo Finance. As there are several exchanges that track the trading prices for Bitcoin, Yahoo Finance is an aggregator of these exchanges; therefore, Yahoo Finance’s daily lowest trading closing price is the best indicator of the fair value of Bitcoin.

The Company has added the additional disclosures to the account policy note “Digital Assets Held for Other Parties” in the Gryphon’s financial statements for the three months ended March 31, 2023 and 2022 notes, as follows:

“In accordance with ASC 820, the Company has fair valued these digital assets and the associated liability by using the Yahoo Finance closing price of Bitcoin on the reporting date.”

Digital Assets, page F-52

Staff Comment No. 46

46.	We note your disclosure on page F-52 and from the Statement of Cash Flows, that you have classified mining activities as part of operating cash flows in the Consolidated Statement of Cash flows. Please provide your accounting analysis supporting your conclusion that this activity is properly classified within cash flow from operating activities, instead of cash flows from investing activities.

Company Response

46.	Gryphon included the digital asset revenue and the cash received from the sale of its digital assets in the operating section of the statement of cash flows.

ASC 230 defines operating activities to include all transactions and other events that are not defined as investing or financing activities. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

Division of Corporate Finance

July 5, 2023

Gryphon recognized revenue based on the fair value of the digital assets received from its mining operations. The receipt of digital assets is considered to be a non-monetary transaction, as such the non-monetary revenue is deducted from the net loss from operations, which would be consistent with the definition of operating activities.

Gryphon receives cash from the sale of its digital assets received from its mining operations. Since the cash received is a direct result of its mining operations its appropriate, based on the definition of operating activities as defined in ASC 230, to include the cash received from the liquidation of the digital assets in operating activities.

Further ASC 230 defines investing activities to be activities include in making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale.

As defined above investing activities are related to the assets that are used to produce revenue, as such the digital assets are not an asset used to produce revenue rather the digital assets are received from the operating activity, as such based on the definition, it appears appropriate to include the cash received, from the sale of the digital assets derived from our operations, as operating activities.

Staff Comment No. 47

47.	Disclose how you determine the quoted price of your digital assets and the principal market(s) used. Tell us how you identify these market(s). Refer to ASC Topic 820 and ASC 820-10- 35-5A.

Company Response

47.	As stated in ASC 820-10-35-5, we are not required to undertake an exhaustive search but should take into account all information that is reasonably available. Based on this requirement, we believe that Yahoo Finance would be the most conservative fair value given they aggregate several of the cryptocurrency exchanges. Therefore, Gryphon believes that the quotation from Yahoo Finance provides a strong indicator of pricing for Bitcoin and other cryptocurrencies.

We respectfully request, the Staff’s approval, to provide the updated disclosures in Gryphon’s financial statements for the three months ended March 31, 2023 and 2022 with the following language:

“The Company uses the lowest day trading value, as of the reporting date, as disclosed on Yahoo Finance.”

Division of Corporate Finance

July 5, 2023

Staff Comment No. 48

48.	We note your disclosure that impairments of digital assets are included within “Other expense” in the Statements of Operations. The line item ‘Impairment of digital assets’ is included within Operating Expenses in the Statements of Operations. Please revise in your next amendment, or advise accordingly.

Company Response

48.	The above reference to “Other expense” was a typo. The correct reference should be “included in operating expenses.” We changed the disclosure in Amendment No. 1 to the S-4 to reference “Operating expenses”. Gryphon and its auditors believe this change would not require dual dating of the audit report as it was a typo.

Staff Comment No. 49

49.	You disclose that digital assets are classified as current assets. Please tell us how this classification is consistent with the definition of current assets in ASC 210-10-20 and reference for us the authoritative literature you rely upon to support current asset classification. In your response, tell us your consideration for classifying digital assets expected to be sold or exchanged within one year as current with all other digital assets being classified as long-term.

Company Response

49.	ASC 210-10-20 defines Current assets used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Gryphon considers the digital assets to be current assets, given that the assets were derived from Gryphon’s current operations. Gryphon plans to sell the digital assets for cash to be used to fund Gryphon’s current overhead expenses and used to satisfy the principal and interest payments, to be paid with digital assets, for the Anchorage loan. Given Gryphon’s expected use of the digital assets, Gryphon believes the current asset classification is consent with ASC 210.

Mining Equipment, page F-52

Staff Comment No. 50

50.	Given the significant decline in the price of Bitcoin and disruptions in the crypto asset market in the periods presented, tell us how you considered the factors in ASC 360-10-35- 21 through 22 in evaluating the mining equipment for recoverability and potential impairment of your long-lived assets.

Division of Corporate Finance

July 5, 2023

Company Response

50.	We note the Staff’s comment and due to the length of the analysis we have submitted on a supplemental basis Gryphon’s memorandum detailing its consideration of the factors in ASC 360-10-35- 21 through 22 in evaluating the mining equipment for recoverability and potential impairment of Gryphon’s long-lived assets and Gryphon reached the conclusion that no impairment of long-lived assets exists as of March 31, 2023.

Revenue Recognition, page F-53

Staff Comment No. 51

51.	Please confirm for us whether you perform mining activities on your own behalf or as a mining pool operator. If so, revise to disclose your revenue recognition policies for those activities.

Company Response

51.	Gryphon performs mining activities on behalf of Gryphon. Therefore, Gryphon is only a participant in a mining pool. Additionally, we have a secondary source of revenue from the MSA with Sphere 3D. Gryphon has no plans to enter into contracts like the Sphere 3D MSA.

Staff Comment No. 52

52.	You disclose that you measure the fair value of cryptocurrency awards on the date you are notified of the consideration to be received, which is not materially different from the fair value at the time you have earned the award from the pools. You also disclose that the fair value assigned to the cryptocurrency award is determined by the value received if the award is sold as of the date received, or the closing price on the date you receive notification if the award is sold on a later date. Please address the following:

●	Reconcile for us the difference in timing of the above scenarios, and tell us how much time passes between when you have earned the award and when you receive notification;

●	Explain to us how you determine the closing price on the date you receive notification; and
●	Describe for us your procedures in determining that the difference in fair value between the time you receive notification of the award and the time you determine the fair value of the award is not material.

Company Response

52.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to remove the following sentence related to the first bullet point above: “measure the fair value of cryptocurrency awards on the date you are notified of the consideration to be received, which is not materially different from the fair value at the time you have earned the award from the pools”.

As to the second bullet point, if Gryphon receives an award and does not sell on the same date of receipt, we use the lowest trading price on the date of receipt. Gryphon believes this is the most conservative and appropriate policy.

Division of Corporate Finance

July 5, 2023

As to the third bullet point, Gryphon believes no further response is required since we have removed the conflicting language and clarified the discrepancy.

Staff Comment No. 53

53.	Please provide for us your analysis of principal versus agent considerations regarding your revenue recognition policy under the Sphere 3D Master Services Agreement.

Company Response

53.	We note the Staff’s comment and due to the length of the analysis we have submitted on a supplemental basis Gryphon’s memorandum detailing an analysis of principal versus agent considerations regarding our revenue recognition policy under the Sphere 3D Master Services Agreement.

Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

Note 2 - Digital Assets , page F-58

Staff Comment No. 54

54.	Please revise your next amendment to disaggregate your roll forward of digital assets to provide a roll forward of each individual digital asset held (Bitcoin, Ethereum, DAI, USDT, etc.) in the periods presented.

Company Response

54.	In Note 2 – Digital Assets (“Note 2”), Gryphon states the digital assets received in 2021, of approximate $1,374,000 were from (Bitcoin, Etherium, DAI and USDT) received from the issuance of its common stock and series seed II preferred stock, however, Gryphon does not disclose in Note 2 the revenue recognized from mined digital assets of approximately $21,362,000 and $3,711,000, for the years ended December 31, 2022 and 2021, were from Bitcoins. Gryphon does disclose in Note 2 the digital assets loan from Anchorage was in Bitcoin. Although, in several other footnotes, Gryphon discloses that our mining operation is for Bitcoin. Gryphon’s Organization and Nature of operations discloses “…mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for cryptocurrency rewards (primarily Bitcoin). Gryphon’s accounting policy for cost of revenues “…costs of earning bitcoin”. Gryphon managed believes that the Note 2 disclosure along with the other disclosures provides the read of the financial statements with sufficient information to understand the nature of our digital assets as of December, 31, 2022 and 2021.

Given the above and the immaterial amount of digital assets as of December 31, 2021, we propose no change to the disclosure to the financial statements as of December 31, 2022 and 2021 is necessary. Alternatively, Gryphon has added the following language in Note 2 of the March 31, 2023 and 2023 financial statements, as follows:

“The following table summarizes the digital currency transactions for Bitcoin for:”.

Division of Corporate Finance

July 5, 2023

Note 7 - Notes Payable, page F-60

Staff Comment No. 55

55.	Please provide your analysis of the BTC note supporting your recognition of the borrowed BTC as an asset, including your rights to the borrowed BTC and any restrictions on its use, and accounting treatment as a derivative liability under ASC 815. Describe for us, and disclose, the methods and inputs used in determining the fair value of the note.

Company Response

55.	We note the Staff’s comment and due to the length of the analysis we have submitted on a supplemental basis Gryphon’s memorandum detailing its analysis of the BTC note supporting our recognition of the borrowed BTC as an asset, including Gryphon’s rights to the borrowed BTC and any restrictions on its use, and accounting treatment as a derivative liability under ASC 815 and described the methods and inputs used in determining the fair value of the note.

Note 10. Stockholders’ Equity, page F-67

Staff Comment No. 56

56.	We note you had material stock compensation expense in the periods presented. Please revise your next amendment to provide the following concerning stock compensation expense:

●	a table detailing all the issuances of stock that resulted in stock compensation expense that includes the shares issued, share price, and stock compensation related to the issuance; and
●	explain to us how you determined the fair value of the shares underlying your equity issuances.

Company Response

56.	Each equity transaction for the years ended December 31, 2022 and 2021, be it common stock or preferred shares, for cash or stock-based compensation, has been separately disclosed in a separate paragraph. For the units issued for stock-based compensation, the individual paragraphs detail the purpose of the issuance, the number of units issued, the unit grant date fair value, aggregate fair value, the vesting requirements, and the total compensation expense recognized for each period.

Gryphon has verified that the compensation expense as disclosed in each paragraph aggregates to the value as disclosed in the statement of stockholders’ equity and the compensation expense disclosed in the statement of operations. Also, the ASC 718 – Compensation-Stock Compensation disclosure requirement doesn’t require a tabular presentation. Therefore, Gryphon believes the current disclosures for the stock-based compensation are in compliance with ASC 718 – Compensation-stock compensation.

Division of Corporate Finance

July 5, 2023

The below paragraphs have been extracted from Note 10 – Stockholders’ Equity from Gryphon’s footnotes for the years ended December 31, 2022 and 2021. At the end of each paragraph, we have explained how we determined the fair value for the underlying equity issuance.

“Additionally, Gryphon agreed to sell 3,892,424 shares of Gryphon’s common stock, including the 1,000,000 shares repurchased, to Gryphon’s officers, directors, and seed stage advisors. As of February 2, 2021, Gryphon determined that the fair market value of a share of common stock was approximately $2.40. Therefore, the cash proceeds from the Investors were below the fair market value for the shares. The additional value was considered, by management, to be compensation to the Investors as they provided services to Gryphon. The Company recorded a compensation expense of $1,671,000 for the shares sold to the seed stage advisors totaling 696,262 shares and $7,655,000 for the shares sold to officers and directors, totaling 3,189,675 shares. The officers, directors, and seed stage advisors (“Investors”) purchased 6,487 shares of Gryphon’s common stock for total proceeds of approximately $16,000.” As disclosed in Note 10 – Stockholders’ Equity “Common Stock” fifth paragraph, the value was determined based on the share value of $2.40 received from Gryphon’s private placement on March 16, 2021.

“On June 3, 2021, Gryphon granted 1,859,434 shares of common stock to one of its consultants as payment for services payable in 40 quarterly installments of 46,486 shares per quarter. On April 4, 2022, Gryphon terminated this contract. As of the termination date, there was earned and unvested compensation expense of approximately $3,154,000, which was reversed and credited to stock-based compensation expense. For the year ended December 31, 2022, compensation expenses recognized amounted to $1,089,000.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected by the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $8.501.

“On December 27, 2022, Gryphon issued 25,000 shares of common stock valued at $0.05 per share for the services of a board member. The shares’ fair value was $18,000.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected for the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $0.74.

Division of Corporate Finance

July 5, 2023

Restricted common stock awards

“On December 10, 2020, Gryphon entered into two separate independent director agreements with two individuals. The individuals will serve as directors of Gryphon for an initial one-year period. As compensation, each director was granted 75,000 shares of Gryphon’s common stock to vest over 18 months in four equal installments of 18,750 shares, per director, starting on January 1, 2021. The value of the shares on the issuance date was de minimis.

As of December 31, 2021, a total of 75,000 shares were vested for the two directors for a total compensation expense recognized amounting to $330,000. During the year ended December 31, 2022, 18,750 shares for each of the two directors were vested for a total compensation expense recognized amounted to $30,000. As of December 31, 2022, a total of 150,000 shares were issued and vested for a total compensation expense recognized amounting to $360,000.”

As disclosed in Note 10 – Stockholders’ Equity “Common Stock” fifth paragraph, the value was determined based on the share value of $2.40 received from Gryphon’s private placement on March 16, 2021.

“On February 9, 2021, Gryphon entered into a consulting agreement with a consultant. As compensation, Gryphon granted 62,340 shares of common stock amounting to $150,000 as payment for advisory services. The shares shall vest over 24 months at 2,598 shares per month starting February 9, 2021. On May 9, 2021, Gryphon and the consultant reached an agreement to modify and accelerate the vesting of all unvested shares to date totaling 54,548 restricted common stock awards at $6.68 per share. $131,000 and $233,000 was charged to deferred compensation and additional paid-in capital, respectively, for a total of $364,000 due to the modification.” As disclosed in Note 10 – Stockholders’ Equity “Common Stock” fifth paragraph, the value was determined based on the share value of $2.40 received from Gryphon’s private placement on March 16, 2021.

“On March 10, 2021, Gryphon entered into a consulting agreement with a consultant. As compensation, Gryphon granted 92,000 shares of common stock amounting to $221,000 as payment for advisory services. The shares shall vest over 24 months at 3,833 shares per month starting March 10, 2021. In June 2021, the consultant resigned and retained ownership of the remaining 76,667 unvested restricted common stock awards valued at $2.40 per share. $184,000 was charged to deferred compensation expenses at the time of resignation.” As disclosed in Note 10 – Stockholders’ Equity “Common Stock” fifth paragraph, the value was determined based on the share value of $2.40 received from Gryphon’s private placement on March 16, 2021.

Division of Corporate Finance

July 5, 2023

“On March 21, 2021, Gryphon entered into an agreement with an individual to serve as Gryphon’s director for 24 months. As compensation, the director was granted 75,000 shares of Gryphon’s common stock to vest over 18 months in four equal installments of 18,750 shares, starting on April 1, 2021. The first installment of 18,750 shares was issued on April 1, 2021. The value of the shares on the issue date was $2.40 per share. On June 2, 2021, the director resigned and forfeited 56,250 shares of restricted common stock awards.” As disclosed in Note 10 – Stockholders’ Equity “Common Stock” fifth paragraph, the value was determined based on the share value of $2.40 received from Gryphon’s private placement on March 16, 2021.

“On October 1, 2021, Gryphon entered into a consulting agreement with a consultant. As compensation, Gryphon granted 199,309 shares of common stock amounting to $6,206,000 as payment for advisory services. The shares shall vest over tranches of 25% increments, with the first tranche of shares vesting on October 31, 2021. The second, third, and fourth tranches of shares shall vest on December 31, 2021, March 31, 2022, and June 30, 2022, respectively. As of December 31, 2022, issued and vested shares amounted to 199,309. Compensation expenses for the year ended December 31, 2022, amounted to $1,804,000.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected for the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $31.14.

“On October 20, 2021, Gryphon entered into an agreement with an individual to continue service to Gryphon. As compensation, the consultant was granted 10,000 shares of Gryphon’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 2,500 Shares will vest on the six-month anniversary of the Effective Date, 2,500 Shares will vest on the first-year anniversary of the Effective Date, 2,500 Shares will vest on the eighteen-month anniversary, and the 2,500 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 5,000. Compensation expenses for the year ended December 31, 2022, amounted to $241,000 of which $44,000 was recorded as an accrued expense.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected for the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $39.48.

Division of Corporate Finance

July 5, 2023

“On October 22, 2021, Gryphon entered into an agreement with an individual to continue service to Gryphon. As compensation, the consultant was granted 5,000 shares of Gryphon’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 1,250 Shares will vest on the six-month anniversary of the Effective Date, 1,250 Shares will vest on the first-year anniversary of the Effective Date, 1,250 Shares will vest on the eighteen-month anniversary, and the 1,250 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 2,500. Compensation expenses for the year ended December 31, 2022, amounted to $103,000 of which $19,000 was recorded as an accrued expense.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected for the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $33.90.

“On October 26, 2021, Gryphon entered into an agreement with an individual to continue service to Gryphon. As compensation, the consultant was granted 10,000 shares of Gryphon’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 2,500 Shares will vest on the six-month anniversary of the Effective Date, 2,500 Shares will vest on the first-year anniversary of the Effective Date, 2,500 Shares will vest on the eighteen-month anniversary, and the 2,500 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 5,000. Compensation expenses for the year ended December 31, 2022, amounted to $206,000 of which $39,000 was recorded as an accrued expense.” As disclosed in Note 1 to Gryphon’s financial statements, Gryphon entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”). Based on the Merger Agreement each of Gryphon’s holders of an equity security, common or preferred, would be exchanged into common stock of Sphere 3D at a specified exchange ratio. As Sphere 3D was a publicly traded company, Gryphon used the closing price, as effected for the exchange ratio, of Sphere 3D as of the grant date to determine the fair value of approximately $33.48.

Appendix G

Opinion Letter Of JMP Securities, page G-1

Staff Comment No. 57

57.	We note that you have provided an unsigned financial advisor’s opinion in draft form. Please revise your next amendment to include a signed and dated fairness opinion. Please also file the consent of JMP Securities LLC as an exhibit.

Company Response

57.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to provide the final, signed opinion of JMP and filed JMP’s consent as an exhibit.

Exhibits

Division of Corporate Finance

July 5, 2023

Staff Comment No. 58

58.	We note you have redacted certain information from your exhibits, such as Exhibits 10.45, 10.47, 10.48, and 10.50 - 10.52. Please revise the exhibit index to clearly indicate whether you are relying on Item 601(b)(10)(iv) of Regulation S-K, and conform the legend on the first page of these exhibits as appropriate.

Company Response

58.	We have revised the disclosure in the Amendment No. 1 to Form S-4 to clearly indicate where we are relying on Item 601(b)(10)(iv) and placed a conforming legend on the first page of such exhibits.

Should you have any further comments or questions about the Amendment No. 1 to Form S-4 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer